Exhibit 99.2

ROUGE RESOURCES LTD
(Formerly Gemstar Resources Ltd)
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Six Months Ended July 31, 2008
(Stated in Canadian Dollars)

This discussion and analysis for the six months ended July 31, 2008 was prepared as of September 23, 2008 and contains disclosure of all material changes occurring up to and including that date.

Description of Business

Rouge Resources Ltd. (formerly Gemstar Resources Ltd) was incorporated in British Columbia on March 31, 1998, which was also the date of inception. It’s name was changed to Rouge Resources Ltd. (“the Company”) on October 23, 2007 along with a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

The Company is engaged in the acquisition, exploration and development of mineral resource properties, currently holding an interest in one mineral property of merit, called the Dotted Lake Property, situated in the Thunder Bay Mining District of Ontario.

The Company is a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

The Dotted Lake Property (the “Property”)

The Company holds a 100% interest in 1 mineral claim comprising 15 claim units totaling approximately 375 hectares located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km of the Hemlo Gold Mines, which are situated along the TransCanada Highway. Drivable logging roads are within 1km of the Property. The claim is presently in good standing and held in trust for the Company by an unrelated private company in Ontario. The Company acquired its initial interest in the Property in 2001 and to date has spent $4,206 on staking the claim and $85,345 on deferred exploration costs. The Company completed a 43-101 compliant geological report on the Property dated December 6, 2005 which is available for review along with all Company disclosure documents on www.SEDAR.com.

Future Developments

This report recommended a two phase exploration program. The first phase calls for additional expenditures of $51,500 in geological surveys to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centred at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property. The second phase calls for extensive targeted diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program has proven to be successful.

Prior to implementing any of the recommendations contained in the December 2005 report, the Company spent $14,906 in May 2008 on the Property testing for base and precious metals via soil sampling. This expenditure qualified to keep the mineral claim in good standing with the Ontario Ministry of Northern Development and Mines. Moreover, favourable results were reported by the geologist leading to a recommendation for more exploration in the future.

A follow-up soil sampling program, designed to expand on the high grade gold returned in 2 of the 47 samples recently collected and analyzed is presently being considered by the Company.

Related Party Transactions

At July 31, 2008, demand loans payable aggregating $1,096,410 (January 31, 2008 – $1,174,792) to the Company’s officers and immediate family members are unsecured, non-interest bearing and have no specific terms of repayment. It remains the Company’s intention to convert a portion of these loans into shares during the current fiscal year.

Also at July 31, 2008, a loan from an immediate family member of an officer of the Company in the amount of $106,755 (January 31, 2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification and an additional equity component of the debt. Accordingly, $64,974 was allocated to the debt and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. Accretion expense of $5,936 was recorded for the six months ended July 31, 2008 bringing the carry value of the note to $71,885 at July 31, 2008 (January 31, 2008 – $65,949).

Results of Operations

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF YEAR TO DATE AND COMPARATIVE ANNUAL RESULTS

	July 31, 2008 – YTD $	July 31, 2007 – YTD $	Jan. 31, 2008 - YEAR $	Jan. 31, 2007 - YEAR $	Jan. 31, 2006 - YEAR $
Total Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expense / Net Loss	92,679	82,217	156,658	182,422	138,379
Net loss per share	0.16	0.15	0.28	0.32	0.24

SUMMARY OF COMPARATIVE QUARTERLY RESULTS

	July 31, 2008 $	Apr. 30, 2008 $	Jan. 31, 2008 $	Oct. 31, 2007 $	July 31, 2007 $	Apr. 30, 2007 $	Jan. 31, 2007 $	Oct. 31, 2006 $
Total Revenues		Nil	Nil	Nil	Nil	Nil		Nil
Operating Expense / Net Loss	49,170	43,509	40,684	33,757	46,697	35,520	72,250	54,979
Net loss per share	0.09	0.08	0.07	0.06	0.08	0.06	0.13	0.10

Discussion of Results for Six Months Ended July 31, 2008

The interim unaudited financial statements for the six months ended July 31, 2008 (“2008 period”) are compared below to the interim unaudited financial statements for the six months ended July 31, 2007 (“2007 period”).

The Company reported a net loss of $92,679 in the 2008 period compared to $82,217 in the 2007 period. This $10,462 increase in net loss was due to the changes in certain operating expense line items, the most significant of which are discussed below:

- increase in accounting & audit fees in the 2008 period by $2,234 and professional fees by $8,204 due to a combination of late billings in the 2007 period and current cost increases associated with being a public company.

- increase in accretion of convertible promissory note by $5,258 due to a three year extension of its maturity date to January 1, 2011, giving rise to additional accretion of the embedded conversion feature.

- increase in management fees by $7,500 due to more time and effort required to run the business leading to a fee increase from $2,500 to $5,000 per month effective May 1, 2008.

- decrease in office and sundry expenses by $2,557 due to non-recurring expenses in the 2007 period pertaining to reactivating the Company as a reporting issuer in British Columbia and Alberta and as a foreign issuer in the United States.

- decrease in travel and promotion expenses by $8,256 due to less business travel by management.

Investor Relations

During the six months ended July 31, 2008, no investor relations activities were undertaken by or on behalf of the Company and no investor relations arrangements or contracts were entered into by the Company.

Liquidity and Capital Resources

The Company has no operating revenues and to date has financed its operations initially through the sale of share capital and, over the past six years, through loans from Company officers and immediate family members.

At July 31, 2008, the Company’s cash position was $82,719 compared to $5,999 at year ended January 31, 2008. The cash increase of $76,720 during the 2008 period (cash decrease of $2,851 during the 2007 period) resulted from the following: (i) spending $74,992 on operating activities ($94,594 in the 2007 period); (ii) spending $14,906 on investing activities ($nil in the 2007 period); and (iii) raising net amount of $166,618 from financing activities, including $245,000 from private placement share subscriptions offset by $78,382 used to repay related party loans net ($93,034 raised from related party loans net in the 2007 period).

The Company is presently considering follow-up on its recent soil sampling program on the Property for an estimated additional cost of $12,000. The Company also anticipates spending approximately $175,000 for on-going administration of its corporate affairs during the ensuing twelve month period to July 31, 2009. In order to fund these expenditures, the Company is currently in the process of completing a $500,000 private equity placement and will also continue borrowing from related parties, as required.

Outstanding Securities of the Company

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
July 31, 2008	565,171

A promissory note due to a related party is convertible into common shares at the holder’s option as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,755	$0.50 per share	213,510	January 1, 2011

Share Purchase Warrants

The Company has no share purchase warrants outstanding.

Incentive Stock Options

In December 2006, the Company adopted an incentive stock option plan for eligible Company employees, directors, officers and consultants but to date no stock options have been granted. The plan is administered under the following basic terms and conditions:

(i)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time. At July 31, 2008, this amounts to 56,517 stock options;

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant Stock Exchange;

(iv)	the exercise price shall be determined by the Plan Committee at the time of grant;

(v)	the option period shall not exceed five (5) years from the date of grant.

Disclosure Controls and Procedures

At the end of the period covered by this Management Discussion & Analysis, the Issuer’s certifying officers have evaluated the effectiveness of the Issuer’s disclosure controls and procedures and have concluded, based on such evaluation, that as of the end of the period covered by the annual filings, the disclosure controls and procedures are effective in providing reasonable assurance that the material information relating to the Issuer is being made known to the certifying officers by others within the Issuer.

It should be noted that while the certifying officers believe that the Company’s disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The certifying officers note that there have been no changes in the Company’s internal control over financial reporting during the periods covered by the quarterly and annual filings. However, due to the limited number of staff engaged by the Company, there is an inherent weakness in the internal control system since an appropriate segregation of duties can not be achieved. The limited staff may also result in weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing computer systems and applications within the Company. While the Company has in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk has been eliminated.

Cautionary Statement on Forward Looking Information

This Management Discussion and Analysis may contain forward-looking statements which include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.